UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2008

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Item 1. Important Event issued by Masisa S.A. on February 20, 2008:

MASISA S.A.
Publicly-Traded Corporation
Registered under Nº825 in the Securities Registry

SIGNIFICANT EVENT

Santiago, February 20, 2008

Mr. Superintendent
Superintendency of Securities and Insurance

Dear Sir,

Pursuant to what is laid down in article 9 and the second sub-paragraph of article 10 of Law Nº18.045 and in General Regulation Nº30 of that Superintendency, and duly empowered to such effect by the Board of Masisa S.A. (hereinafter referred to as “Masisa” or the “Company”), I hereby inform you of the following significant event:

In an extraordinary board meeting held on February 20, 2008 Masisa has decided to delist its American Depositary Shares (“ADSs”) representing common stock without nominal (par) value of the Company (“Common Stock”), and evidenced by American Depositary Receipts (“ADRs”), from the New York Stock Exchange (the “NYSE”). Masisa has also decided to terminate the deposit agreement relating to the ADSs (the “Deposit Agreement) entered into on March 24, 2005 with The Bank of New York as the depositary bank (the “Depositary Bank”). Masisa intends, as soon as it is permitted to do so after the delisting and termination of its ADR program, to seek deregistration and termination of its reporting obligations under Sections 12(g) and 15(d) of the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

The board’s decision on February 20, 2008 to delist the ADSs from the NYSE, terminate its ADR program and seek deregistration is based on several factors, including the following:

•	At present less than 5% of the outstanding Common Stock is held in the form of ADSs; and
•	Taking this action would allow Masisa reduce its operating expenses.

At present, the Company expects to file a Form 25 with the SEC on or about March 3, 2008 and anticipates that delisting of the ADSs will occur 10 days after the filing of that form. After delisting and up until the time of termination of the ADR program, the ADRs will be traded in the over-the-counter market.

The Company will notify the Depositary Bank on February 20, 2008 that it wishes to terminate the ADR program. Upon such notification, the Depositary Bank will establish a termination date for the Deposit Agreement (“Termination Date”) and send notice of such date to ADR holders. The Termination Date will be no sooner than 60 days from the date of the notice to ADR holders and is estimated to occur on or about April 28, 2008.

Upon termination of the Deposit Agreement, ADR holders will have 60 days to exchange their ADRs for certificates of Common Stock. If an ADR holder does not exchange its ADRs within the aforementioned 60 day period, the Depositary Bank will be authorized to sell the Common Stock underlying such ADRs and provide to such holders the net proceeds from such sales. In order to allow for such sales of Common Stock within such timeframe, the Company and the Depositary Bank have agreed to amend the Deposit Agreement to decrease the period after termination during which the Depositary Bank must hold underlying Common Stock from one year to 60 days.

The Company will maintain its corporate governance standards and its investor relations program.

Yours faithfully,

Enrique Cibié Bluth
CEO
Masisa S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2008

Masisa S.A.

By:	/s/ Enrique Cibié
Enrique Cibié CEO